NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 17:02:02 13 September 2024

RNS Number : 2059E
Unilever PLC
13 September 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Eduardo Campanella
2	**Reason for the notification**	
a)	Position/status	Business Group President, Home Care (member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction	• 124.748094 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period. • 7.7042 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>€ 59.1086</td><td>124.748094</td></tr><tr><td>£49.9384</td><td>7.7042</td></tr></table>
e)	Aggregated information - Volume - Total	 124.748094 / 7.7042 €7,373.69 / £384.74
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Reginaldo Ecclissato
2	**Reason for the notification**	
a)	Position/status	Chief Business Operations and Supply Chain Officer (a member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 118.795347 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 294.3916 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period. • 161.907673 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s) / Volume(s) £49.9384 / 280.70302 € 59.1086 / 294.3916
e)	Aggregated information - Volume - Total	 280.70302 / 294.3916 £14,017.86 / €17,401.08
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fernando Fernandez
2	**Reason for the notification**	
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 134.951989 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 639.427887 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period. • 1371.559251 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s): £49.9384 — Volume(s): 1506.51124 Price(s): €59.1086 — Volume(s): 639.427887
e)	Aggregated information - Volume - Total	 1506.51124 / 639.427887 £75,232.76 / €37,795.69
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Rohit Jawa
2	**Reason for the notification**	
a)	Position/status	Managing Director and CEO, Hindustan Unilever Limited and President, Unilever South Asia (a member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
<tr><td>b)</td><td>Nature of the transaction</td><td>39.196322 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period.
205.429754 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
70.9122 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.</td></tr>
<tr><td>c)</td><td>Currency</td><td>EUR - Euro and GBP - British Pound</td></tr>
<tr><td>d)</td><td>Price(s) and volume(s)</td><td><table><tr><th>Price(s)</th><th>Volume(s)</th></tr><tr><td>£49.9384</td><td>110.108522</td></tr><tr><td>€59.1086</td><td>205.429754</td></tr></table></td></tr>
<tr><td>e)</td><td>Aggregated information

- Volume

- Total</td><td>

110.108522 / 205.429754

£5,498.64 / €12,142.67</td></tr>
</table>

f)	Date of the transaction	2024/09/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Priya Nair
2	**Reason for the notification**	
a)	Position/status	Business Group President, Beauty & Wellbeing (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 233.060579 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £49.9384 Volume(s): 233.060579
e)	Aggregated information - Volume - Total	 233.060579 £11,638.67
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Hein Schumacher
2	**Reason for the notification**	
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 81.67874 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 59.141459 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £49.9384 Volume(s): 140.820199
e)	Aggregated information - Volume - Total	 140.820199 £7,032.34
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Richard Slater
2	**Reason for the notification**	
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 145.676209 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 123.207079PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period. • 312.452512 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s) / Volume(s): £49.9384 / 458.128721 €59.1086 / 123.207079
e)	Aggregated information - Volume - Total	 458.128721 / 123.207079 £22,878.22 / €7,282.60
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Peter Ter Kulve
2	**Reason for the notification**	
a)	Position/status	Business Group President, Ice Cream (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 58.954352 PLC EUR shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 39.218525 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 5.378145 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period. • 1.018797 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s): £49.9384 / Volume(s): 40.237322 Price(s): €59.1086 / Volume(s): 64.332497
e)	Aggregated information - Volume - Total	 40.237322 / 64.332497 £2,009.39 / €3,802.60
f)	Date of the transaction	2024/09/11

Price(s) and volume(s) detail:

Price(s)	Volume(s)
£49.9384	40.237322
€59.1086	64.332497

		€59.1086	64.332497

e)	Aggregated information - Volume - Total	 40.237322 / 64.332497 £2,009.39 / €3,802.60
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Maria Varsellona
2	**Reason for the notification**	
a)	Position/status	Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument	Unilever PLC ordinary 3 1/9 pence shares

	Identification code	GB00B10RZP78
b)	Nature of the transaction	• 112.830047 PLC shares (reinvestment of dividend on BDA shares). This agreement was entered into during an open period. • 244.472457 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £49.9384 / Volume(s): 357.302504
e)	Aggregated information - Volume - Total	 357.302504 £17,843.12
f)	Date of the transaction	2024/09/11
g)	Place of the transaction	London Stock Exchange - XLON

END